Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105
Registration Statement No: 333-176235

On September 16, 2011, Quepasa Corporation issued the following press release:

Quepasa and myYearbook Reaffirm Commitment to
Completing Merger with Amendment to Merger Agreement

WEST PALM BEACH, FL – September 16, 2011 – Today, Quepasa Corporation (NYSE Amex: QPSA), owner of popular Latino social network Quepasa.com announced that its merger agreement with Insider Guides, Inc., DBA myYearbook, the best place to meet new people on the web or mobile device, was amended to remove the closing condition requiring the price per share of Quepasa stock to be $5.00 or more, and to fix the number of shares issuable to myYearbook shareholders in the merger at 17 million, regardless of changes in the trading price of Quepasa stock. Quepasa and myYearbook believe these changes reaffirm their commitment to completing the merger and definitively address questions they have received related to the effect Quepasa’s trading prices may have on closing.

The cash portion of the consideration payable to myYearbook shareholders in the merger remains at $18 million. In addition, the length of the lockup period for shares issued to myYearbook shareholders has been increased from two months to five months. None of the other key financial terms of the original merger agreement have changed.

Earlier this week, Quepasa CEO John Abbott announced that Quepasa had received a verbal commitment from an existing institutional investor to invest $5 million in a private placement and is in the process of completing the documentation. This investment is not contingent on the merger closing and comes in addition to the $5 million financing commitment Quepasa received from its largest shareholder.  The closing of these two investments will satisfy the financing condition in the merger agreement.

“On the close of this transaction, Quepasa will be the public market leader in social discovery,” noted John Abbott, CEO of Quepasa. “With the amendment of the merger agreement and the additional investment, we believe the merger is on track to close before year-end.”

myYearbook reported a strong 2011 second quarter with revenue of $7.3 million and positive net income.  On a combined proforma basis, myYearbook and Quepasa had $9.1 million in revenue in the second quarter of 2011.  myYearbook continues to invest heavily in mobile products, an area that now accounts for 44% of daily active users, up from 2% in 2010.

About Quepasa Corporation
Quepasa Corporation (NYSE Amex: QPSA) is a social media technology company focused on Latin audiences worldwide. Quepasa owns and operates Quepasa.com, a leading social networking website, Quepasa Games, a social gaming studio, and Quepasa Contests, a cross platform social media advertising solution. Quepasa brings the best of the social web to over 40 million global users, inviting them to play, flirt and win through fun and distinctly Latin online experiences. Quepasa is headquartered in West Palm Beach, Florida with offices in Los Angeles, California, Hermosillo, Mexico, and Curitiba, Brazil.  For more information about the company, go to www.quepasacorp.com.

About Insider Guides and myYearbook.com
myYearbook makes meeting new people fun and easy online and on your mobile phone. myYearbook combines innovative social games, virtual goods, social applications, and a robust virtual currency called "Lunch Money" to facilitate introductions and break the ice. myYearbook started in a single high school in 2005 and has grown to over 32.7 million members worldwide. For more information please visit www.myYearbook.com or install the myYearbook app on iPhone or Android.

Cautionary Statement Regarding Forward Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including statements regarding being the public market leader in social discovery after the merger closes and the merger closing before the year-end.  All statements other than statements of historical facts contained in this press release, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  Important factors that could cause actual results to differ from those in the forward-looking statements include the risk that the Quepasa and myYearbook businesses will not be integrated successfully and the failure to satisfy the closing conditions contained in the Merger Agreement. Further information on our risk factors is contained in our filings with the SEC, including the Form S-4 filed on August 26, 2011 and our Form 10-K for the year ended December 31, 2010.  Any forward-looking statement made by us in this press release speaks only as of the date on which it is made.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.  We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval. This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides. In connection with the proposed transaction, Quepasa has filed with the SEC a registration statement on Form S-4 that includes a proxy statement and prospectus of Quepasa. Before making any voting or investment decision, investors and shareholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC because they contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials filed with the SEC. You can obtain free copies of these documents from Quepasa using the contact information above.

Company Contacts:
Atomic PR for myYearbook:
Libby Langsdorf
(212) 699-3649
libby.langsdorf@atomicpr.com

E. Brian Harvey
Vice President of Capital Markets and Investor Relations
Quepasa Corporation
(310) 801-1719
brian.harvey@quepasacorp.com